
December 9, 2014

Via E-mail
Mr. Reid E. Simpson
Chief Financial Officer
Career Education Corporation
231 N. Martingale Road
Schaumburg, Illinois 60173

Re: **Career Education Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2013
        Filed February 27, 2014
        File No. 0-23245

Dear Mr. Simpson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Summary of Significant Accounting Policies</u>

<u>g. Revenue Recognition, page 96</u>

1.   We note your disclosure that deferred tuition revenue is stated net of outstanding student receivables on a student-by-student basis as of the end of the reporting period. To help us understand your disclosures please tell us the amount netted against the deferred tuition revenue and the group of students to which the receivables are associated. Also tell us how these student receivables differ from those presented as captions within current and non-current assets.

2.   We note that once the student withdraws you recognize as revenue the portion of deferred revenue you are entitled to retain with a corresponding charge to bad debt expense for any amount deemed to be uncollectible. It appears to us that on the day the student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured; it appears that you should recognize revenue on a cash basis. In this regard, tell us about your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

h. Cash and cash equivalents, page 97

3.   Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company's participation in programs administrated by the Department of Education and Department of Defense.

i. Student Receivables, page 97

4.   You disclose that student receivables are reported net of allowance for doubtful accounts and net of deferred tuition revenue. On the face of the consolidated balance sheet, your caption for student receivables includes a disclosure of the netted allowance for doubtful accounts but does not disclose the netted deferred tuition revenue. Please tell us the amount of deferred tuition revenue netted and also tell us how this deferred tuition revenue differs from the amounts presented in the separate caption within the liability section.

ED Inquiry and HCM1 Status, page 123

5.   We note your disclosure regarding the change from the "advance" method of payment of Title IV Program funds to cash monitoring status (referred to as Heightened Cash Monitoring 1, or HCM1, status). Please disclose what impact this change has had, if material, on your liquidity and capital resources.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director